AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
JUNE 30, 2017 and 2016

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Unaudited – Expressed in Canadian Dollars)

		June 30,	March 31,
	Note	2017	2017

ASSETS

Current assets
Cash	3	$207,412	$930,890
Amounts receivable and other assets	5	23,238	38,891
Marketable securities		28,098	29,468
		258,748	999,249
Non-current assets
Restricted cash	4	152,360	112,815

Total assets		$411,108	$1,112,064

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$8,955	$14,841
Balance due to a related party	10	175,065	175,337
Director's loan	8	448,094	390,243
		632,114	580,421
Non-current liabilities
Director's loan	8	976,526	940,257

Total liabilities		1,608,640	1,520,678

Shareholders' deficiency
Share capital	9	59,559,910	59,559,910
Reserves		5,739,505	5,740,875
Accumulated deficit		(66,496,947)	(65,709,399)
		(1,197,532)	(408,614)

Total liabilities and shareholders' deficiency		$411,108	$1,112,064

Nature of operations and going concern (note 1)
Event after the reporting period (note 12)

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

		Three months ended June 30,
		2017	2016
	Note		(note 2(b))

Expenses
Exploration and evaluation	10,11	$442,666	$263,933
Assays and analysis		22,881	7,620
Equipment rental		106	2,009
Geological		93,957	75,792
Helicopter fuel		55,350	–
Property costs and assessments		155,870	198
Site activities		41,252	106,241
Socioeconomic		62,370	61,412
Travel and accommodation		10,880	10,661

Administration	10,11	209,892	159,683
Legal, accounting and audit		11,699	2,950
Office and administration	11 (b)	171,511	141,176
Shareholder communication		12,280	675
Travel and accommodation		13,188	414
Trust and regulatory		1,214	14,468

Cost recoveries		–	(355,200)
Pursuant to IKE Option Agreement	6	–	(355,200)
Mineral exploration tax credit		–	–

		652,558	68,416
Other items
Finance income		(1,515)	(1,426)
Interest expense - director's loans	8	42,384	28,151
Transaction cost – director’s loans	8	94,121	27,467
Gain on disposition of marketable securities		–	(4,913)
Loss		$787,548	$117,695

Basic and diluted loss per common share		$0.01	$0.00

Weighted average number of common shares outstanding		145,424,061	141,424,061

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30,
	2017	2016

Loss	$787,548	$117,695

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit and loss:
Revaluation of marketable securities	1,370	(23,042)
Reallocation of the fair value of marketable securities upon disposition	–	4,913
Total other comprehensive loss	1,370	(18,129)

Comprehensive loss	$788,918	$99,566

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Changes in Deficiency
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital			Reserves
			Share-based	Investment	Share
	Number		payments	revaluation	warrants
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2016	141,424,061	$58,967,910	$2,202,639	$21,402	$3,133,363	$(64,666,751)	$(341,437)
Total other comprehensive loss	–	–	–	18,129	–	–	18,129
Loss for the period	–	–	–	–	–	(117,695)	(117,695)
Balance at June 30, 2016	141,424,061	$58,967,910	$2,202,639	$39,531	$3,133,363	$(64,784,446)	$(441,003)

Balance at April 1, 2017	145,424,061	$59,559,910	$2,202,640	$29,466	$3,508,769	$(65,709,399)	$(408,614)
Total other comprehensive income	–	–	–	(1,370)	–	–	(1,370)
Loss for the period	–	–	–	–	–	(787,548)	(787,548)
Balance at June 30, 2017	145,424,061	$59,559,910	$2,202,640	$28,096	$3,508,769	$(66,496,947)	$(1,197,532)

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Three months ended June 30,
	Note	2017	2016

Operating activities
Loss for the period		$(787,548)	$(117,695)
Adjustments for:
Finance income		(1,515)	(1,426)
Interest expense - director's loans	8	42,384	28,151
Transaction cost – director’s loans	8	94,121	27,467
Gain on disposition of marketable securities		–	(4,913)

Changes in working capital items
Amounts receivable and other assets		15,652	(103,359)
Restricted cash		(39,545)	101,674
Accounts payable and accrued liabilities		(5,886)	38,470
Balances due to related parties		(272)	(54,601)
Advance contributions received	6	–	1,322,397
Net cash provided by (used in) operating activities		(682,609)	1,236,165

Investing activities
Interest received		1,515	1,426
Proceeds from disposition of marketable securities		–	8,913
Net cash provided by investing activities		1,515	10,339

Financing activities
Interest paid on director's loans	8	(42,384)	(28,151)
Net cash (used in) provided by financing activities		(42,384)	(28,151)

Net increase (decrease) in cash		(723,478)	1,218,353
Cash, beginning balance		930,890	747,408
Cash, ending balance	3	$207,412	$1,965,761

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia ("BC"). The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and on future profitable production or proceeds from the disposition of its mineral property interests.

These condensed interim financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. At June 30, 2017, the Company had a working capital deficiency of $373,000. After the reporting period, the Company announced that it had entered into two mineral property farm-in agreements with respect to its mineral properties (note 6). Additionally, the Company is in the process of negotiating an extension for the term of a loan with the face value of $500,000 payable to one of its directors (note 8).

The Company will need to seek additional financing to meet its working capital requirements. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities. These factors indicate the existence of a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and interpretations by the IFRS Interpretations Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended March 31, 2017. Results for the reporting period ended June 30, 2017 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual financial statements which are filed under the Company’s profile on SEDAR at www.sedar.com.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Board of Directors of the Company authorized these Financial Statements for issuance on August 28, 2017.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Significant accounting estimates and judgments

The critical judgements and estimates applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited financial statements as at and for the year ended March 31, 2017.

(d)	Accounting standards, interpretations and amendments to existing standards

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after January 1, 2018:

•	IFRS 9, Financial Instruments

•	IFRS 15, Revenue from Contracts with Customers

Effective for annual periods beginning on or after January 1, 2019:

•	IFRS 16, Leases

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company's financial statements to be material.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	CASH

The Company's cash is invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	June 30,	March 31,
	2017	2017
Sales tax refundable	$23,238	$38,891

6.	EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

During the quarter ended June 30, 2017, the Company’s mineral exploration and evaluation expenses were incurred on its IKE, DUKE and JOY projects, located in southern, central and northern BC, respectively. The JOY and DUKE projects were acquired by the Company in December 2016 from a private company, wholly-owned by one of its directors (note 10(c)), for aggregate acquisition costs of $504,295, which was intended to reimburse the out-of-pocket costs incurred by the private company on these properties.

During the three months ended June 30, 2016, the Company recorded a gross amount of cost recovery of $355,200 representing contributions received pursuant to a definitive agreement (the "IKE Agreement") with Thompson Creek dated February 2016, whereby the latter had an option to acquire, through a staged investment process within five years, a 30% ownership interest in the mineral claims and crown grants covering the IKE Project.

In January 2017, Thompson Creek (having been taken over by Centerra Gold Inc.) relinquished its option under the IKE Agreement and elected to exchange its 10% participating interest for a 1% Conversion Net Smelter Royalty from mine production, capped at a total of $5 million. As a result, the Company maintains a 100% interest in the IKE Project.

After the end of the reporting period, on July 6, 2017, the Company announced it had entered into a Mineral Property Farm-In Agreement with Hudbay Minerals Inc. ("Hudbay") Pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in the IKE Project. Moreover, on August 22, 2017, the Company announced it had entered into a Mineral Property Farm-In Agreement with Hudbay, pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership in the JOY Project.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	March 31,
	2017	2017
Accounts payable	$8,955	$14,841

8.	DIRECTOR’S LOANS

	Three months ended	Year ended
Unsecured loans payable to a director	June 30, 2017	March 31, 2017
Opening balance	$1,330,500	$1,234,849
Net amount advanced	–	500,000
Transaction costs	–	(607,406)
Amortisation of transaction costs	94,120	203,057
Closing balance	$1,424,620	$1,330,500

	June 30,	March 31,
	2017	2017
Current portion	$448,094	$390,243
Non-current portion	976,526	940,257
Total	$1,424,620	$1,330,500

Transaction costs	Three months ended June 30,
	2017	2016
Interest on director’s loan	$42,384	$28,151
Amortization of transaction costs	94,120	27,467
Total	$136,504	$55,618

As at June 30, 2017, two unsecured loans owing to a director (the “Lender”) of the Company were outstanding with the principal sums of $500,000 (the “2015-Loan Agreement”) and $1,500,000 (the “2016-Loan Agreement”) respectively; the key terms of the underlying agreements for each loan are summarized below:

2016-Loan Agreement

In November 2016, the 2016-Loan Agreement was executed, pursuant to which a previous loan agreement for a principal sum of $1,000,000 and with a due date of November 26, 2016 was extended for three years on customary conditions, and the principal sum was increased to $1,500,000 by way of an additional advance of $500,000 to fund mineral property acquisitions (note 6). The 2016-Loan Agreement is subject to a fixed interest at 9% per annum. Pursuant to the 2016-Loan Agreement, the Company issued to the Lender a loan bonus comprising of 10,000,000 common share purchase warrants (note 9(c)) with a three-year term and an exercise price of $0.08 per share.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

This loan was originally advanced for a one-year term and with a principal sum of $1,000,000 in November 2014, bearing interest at prime plus 2% per annum. The Company issued 2,500,000 of its common shares to the Lender as per the term of the original advance. The aggregate fair value of these common shares, with reference to their quoted market price on the date of issuance, was determined at $187,500.

2015-Loan Agreement

The 2015-Loan Agreement was executed in September 2015 when a principal sum of $500,000 was advanced to the Company with a two-year term and at an interest rate of 7% per annum. Pursuant to this loan, the Company issued 5,555,555 common share purchase warrants (note 9(c)) to the Lender with an expiry term of two years and exercise price of $0.09.

These advances have been measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable costs, comprised of the fair values of the bonus warrants granted, representing a partially-offsetting asset balance. Such costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

9.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares. All issued common shares are fully paid. No preferred shares have been issued.

(b)	Share purchase option compensation plan

No share purchase options were granted during, or outstanding at the beginning or end of, the three months period ended June 30, 2017. There were 3,051,300 share purchase options, exercise price of $0.32 each option, outstanding at the beginning or end of the three months period ended June 30, 2016.

(c)	Share purchase warrants

The following common share purchase warrants were outstanding at June 30, 2017 and March 31, 2017:

	Exercise	June 30,	March 31,
	price	2017	2017
Issued pursuant to:
the 2015-Loan Agreement(i) (note 8)	$0.09	1,555,555	1,555,555
the 2016-Loan Agreement(ii) (note 8)	$0.08	10,000,000	10,000,000
Total		11,555,555	11,555,555

(i)

The fair value of these warrants was determined as $322,143 at $0.058 per warrant, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.51%; expected volatility of 130%; the underlying’s market price of $0.09, expiry term of 2 years; and dividend yield of nil. These warrants expire in September 2017.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(ii)

The Company determined the fair value of these warrants as $607,406 at $0.061 per warrant, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.79%; expected volatility of 135%; the underlying’s market price of $0.08, expiry term of 3 years; and dividend yield of nil. These warrants expire in November 2019.

10.	RELATED PARTY TRANSACTIONS

Balances due to related parties	June 30,	March 31,
	2017	2017
Hunter Dickinson Services Inc. (note 10(b))	$175,065	$157,282
United Mineral Services Ltd. (note 10(c))	–	18,055
	$175,065	$175,337

(a)	Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all directors of the Company.

Note 8 includes the details of a director’s loans. Note 6 includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the Company’s directors.

During the three months ended June 30, 2017 and 2016, the Company’s President and Director, Chief Financial Officer, and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc.(note 10(b)). There was no other transaction with KMP during the quarter.

(b)	Balances and transactions with Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company. The Company has 2 directors in common with HDSI, namely: Robert Dickinson and Ronald Thiessen. Also, the Company’s President and Director, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. Services from HDSI are provided on a non-exclusive basis. The Company is not obligated to acquire any minimum amount of services from HDSI. The value of services received from HDSI is determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

HDSI also incurs third-party costs on behalf of the Company; such third-party costs are reimbursed by the Company to HDSI at cost without any markup and such costs include, for example, directors and officers insurance, travel, conferences, and communication services.

The following is a summary of transactions with related entities that occurred during the reporting period:

Transactions with HDSI	Three months ended June 30,
	2017	2016
Services received from HDSI and as requested by the Company	$252,652	$232,666
Directors fees paid to HDSI(note 10(a))	–	–
Information technology-infrastructure and support services	15,000	15,000
Reimbursement , at cost, of third party expenses incurred by HDSI on behalf of the Company	38,654	5,577

(c)	Balances and transactions with United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s directors. UMS is engaged in the acquisition and exploration of mineral property interests. The balance due to UMS at March 31, 2017 represented the third-party costs, primarily mineral claim fees, incurred by UMS on behalf of the Company.

There were no transactions with UMS for the three months ended June 30, 2017 and 2016.

11.	SUPPLEMENTARY INFORMATION TO STATEMENT OF LOSS

(a)	Employee salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Three months ended June 30,
	2017	2016
Salaries and benefits included in the following:
Exploration and evaluation expenses	$123,000	$195,000
General and administration expenses(i)	138,000	124,000
Total	$261,000	$319,000

(i)	This amount includes salaries and benefits included in office and administration expenses (note 11(b)) as well as other expenses classified as general and administration expenses.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Office and administration expenses

Office and administration expenses include the following:

	Three months ended June 30,
	2017	2016
Salaries and benefits	$138,000	$124,000
Insurance	25,000	–
Data processing and retention	15,000	15,000
Other office expenses	74,000	2,000
Total	$252,000	$141,000

12.	EVENT AFTER THE REPORTING PERIOD

After the end of the reporting period, the Company announced on July 6, 2017 and August 22, 2017 that it had entered into two Mineral Property Farm-In Agreement with Hudbay Minerals Inc. with respect to Amarc’s IKE Project and JOY Project respectively (note 6).